EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year ended June 30,
	2011	2010	2009	2008	2007
Earnings:
Net increase (decrease) in net assets from operations	$(5,802,576)	$(6,374,963)	$(5,462,453)	$(537,571)	$199,072
Fixed charges	1,517,044	964,382	1,130,738	2,398,654	2,158,679
Adjusted earnings	$(4,285,532)	$(5,410,581)	$(4,331,715)	$1,861,083	$2,357,751

Fixed charges:
Interest expense	$1,446,193	$906,202	$1,090,074	$2,357,540	$2,117,675
Amortization of deferred loan costs	70,851	58,180	40,664	41,114	41,004
Total fixed charges	$1,517,044	$964,382	$1,130,738	$2,398,654	$2,158,679

Preference dividends	337,500	421,875	253,125	337,500	337,500
Total fixed charges and preference dividends	$1,854,544	$1,386,257	$1,383,863	$2,736,154	$2,496,179

Ratio of earnings to fixed charges	(2.31)	(3.90)	(3.13)	0.68	0.94

Deficiency of earnings to cover fixed charges and preference dividends (less than 1:1 ratio)	$6,140,076	$6,796,838	$5,715,578	$875,071	$138,428